Filed by Helix Energy Solutions Group, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12 and Rule 14d-2(b)
of the Securities Exchange Act of 1934
Subject Company: Helix Energy Solutions Group, Inc.
Commission File No.: 0-22739
The following documents are filed herewith pursuant to Rule 425 under the Securities Act of 1933:
–      Press Release of Helix Energy Solutions Group, Inc. dated May 1, 2006; and
–      Slide presentation in connection with the presentation by Helix Energy Solutions Group, Inc. at the Jefferies & Company Conference in Houston, Texas, on May 1, 2006.

Exhibit 99.1

Helix Energy Solutions Group, Inc. • 400 N. Sam Houston Parkway E., Suite 400 • Houston, TX 77060-3500 • 281-618-0400 • fax: 281-618-0505

For Immediate Release	06-014

Contact: Wade Pursell
Date: May 1, 2006	Title: Chief Financial Officer

Helix to Present at Jefferies & Company Conference
HOUSTON, TX — Helix Energy Solutions Group, Inc. (Nasdaq: HELX) will be presenting on Monday, May 1 at the Jefferies & Company Conference in Houston, Texas.
The presentation will begin at 10:00 AM Central Time. The slides will be available on the Helix website, www.HelixESG.com, by first clicking “Investor Relations” and then “Presentations”.
Helix Energy Solutions, headquartered in Houston, Texas, is an energy services company that provides innovative solutions to the oil and gas industry worldwide for marginal field development, alternative development plans, field life extension and abandonment, with service lines including diving services, shelf and deepwater construction, robotics, well operations, well engineering and subsurface consulting services, platform ownership and oil and gas production.
FORWARD-LOOKING STATEMENTS
This press release contains forward-looking statements that involve risks, uncertainties and assumptions that could cause our results to differ materially from those expressed or implied by such forward-looking statements. All statements, other than statements of historical fact, are statements that could be deemed “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, including, without limitation, any projections of revenue, gross margin, expenses, earnings or losses from operations, or other financial items; future production volumes, results of exploration, exploitation, development, acquisition and operations expenditures, and prospective reserve levels of property or wells; any statements of the plans, strategies and objectives of management for future operations; any statement concerning developments, performance or industry rankings relating to services; any statements regarding future economic conditions or performance; any statements of expectation or belief; any statements regarding the proposed merger of Remington Oil and Gas Corporation into a wholly owned subsidiary of Helix or the anticipated results (financial or otherwise) thereof; and any statements of assumptions underlying any of the foregoing. The risks, uncertainties and assumptions referred to above include the performance of contracts by suppliers, customers and partners; employee management issues; complexities of global political and economic developments, geologic risks and other risks described from time to time in our reports filed with the Securities and Exchange Commission, including the Company’s Annual Report on Form 10-K for the year ending December 31, 2005; and, with respect to the proposed Remington merger, actual results could differ materially from Helix’s expectations depending on factors such as the combined company’s cost of capital, the ability of the combined company to identify and implement cost savings, synergies and efficiencies in the time frame needed to achieve these expectations, prior contractual commitments of the combined companies and their ability to terminate these commitments or amend, renegotiate or settle the same, the combined company’s actual capital needs, the absence of any material incident of property damage or other hazard that could affect the need to effect capital expenditures, any unforeseen merger or acquisition opportunities that could affect capital needs, the costs incurred in implementing synergies and the factors that generally affect both Helix’s and Remington’s respective businesses as further outlined in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in each of the companies’ respective Annual Reports on Form 10-K for the year ended December 31, 2005. Actual actions that the combined company may take may differ from time to time as the combined company may deem necessary or advisable in the best interest of the combined company and its shareholders to attempt to achieve the successful integration of the companies, the synergies needed to make the transaction a financial success and to react to the economy and the combined company’s market for its exploration and production. We assume no obligation and do not intend to update these forward-looking statements.
ADDITIONAL INFORMATION
Helix and Remington have filed a proxy statement/prospectus and other relevant documents concerning the proposed merger transaction with the Securities and Exchange Commission (“SEC”). Investors are urged to read the proxy statement/prospectus and any other relevant documents filed with the SEC because they contain important information. You can obtain the documents free of charge at the website maintained by the SEC at www.sec.gov. In addition, you may obtain documents filed with the SEC by Helix free of charge by requesting them in writing from Helix or by telephone at (281) 618-0400. You may obtain documents filed with the SEC by Remington free of charge by requesting them in writing from Remington or by telephone at (214) 210-2650. Helix and Remington, and their respective directors and executive officers, may be deemed to be participants in the solicitation of proxies from the stockholders of Remington in connection with the merger. Information about the directors and executive officers of Helix and their ownership of Helix stock is set forth in the proxy statement for Helix’s 2005 Annual Meeting of Shareholders. Information about the directors and executive officers of Remington and their ownership of Remington stock is set forth in the Annual Report on Form 10-K for the year ended December 31, 2005, as amended by Form 10-K/A. Investors may obtain additional information regarding the interests of such participants by reading the proxy statement/prospectus.

Exhibit 99.2

Jefferies & Company Inc. Houston, Texas May 1, 2006 Martin Ferron - President

This presentation contains forward-looking statements that involve risks, uncertainties and assumptions that could cause our results to differ materially from those expressed or implied by such forward-looking statements. All statements, other than statements of historical fact, are statements that could be deemed "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, including, without limitation, any projections of revenue, gross margin, expenses, earnings or losses from operations, or other financial items; future production volumes, results of exploration, exploitation, development, acquisition and operations expenditures, and prospective reserve levels of property or wells; any statements of the plans, strategies and objectives of management for future operations; any statement concerning developments, performance or industry rankings relating to services; any statements regarding future economic conditions or performance; any statements of expectation or belief; any statements regarding the proposed merger of Remington Oil and Gas Corporation into a wholly owned subsidiary of Helix or the anticipated results (financial or otherwise) thereof; and any statements of assumptions underlying any of the foregoing. The risks, uncertainties and assumptions referred to above include the performance of contracts by suppliers, customers and partners; employee management issues; complexities of global political and economic developments, geologic risks and other risks described from time to time in our reports filed with the Securities and Exchange Commission ("SEC"), including the Company's Annual Report on Form 10-K for the year ending December 31, 2005; and, with respect to the proposed Remington merger, actual results could differ materially from Helix's expectations depending on factors such as the combined company's cost of capital, the ability of the combined company to identify and implement cost savings, synergies and efficiencies in the time frame needed to achieve these expectations, prior contractual commitments of the combined companies and their ability to terminate these commitments or amend, renegotiate or settle the same, the combined company's actual capital needs, the absence of any material incident of property damage or other hazard that could affect the need to effect capital expenditures, any unforeseen merger or acquisition opportunities that could affect capital needs, the costs incurred in implementing synergies and the factors that generally affect both Helix's and Remington's respective businesses as further outlined in "Management's Discussion and Analysis of Financial Condition and Results of Operations" in each of the companies' respective Annual Reports on Form 10-K for the year ended December 31, 2005. Actual actions that the combined company may take may differ from time to time as the combined company may deem necessary or advisable in the best interest of the combined company and its shareholders to attempt to achieve the successful integration of the companies, the synergies needed to make the transaction a financial success and to react to the economy and the combined company's market for its exploration and production. We assume no obligation and do not intend to update these forward-looking statements. Forward-Looking Statements

Helix and Remington have filed a proxy statement/prospectus and other relevant documents concerning the proposed merger transaction with the Securities and Exchange Commission ("SEC"). Investors are urged to read the proxy statement/prospectus and any other relevant documents filed with the SEC because they contain important information. You can obtain the documents free of charge at the website maintained by the SEC at www.sec.gov. In addition, you may obtain documents filed with the SEC by Helix free of charge by requesting them in writing from Helix or by telephone at (281) 618-0400. You may obtain documents filed with the SEC by Remington free of charge by requesting them in writing from Remington or by telephone at (214) 210-2650. Helix and Remington, and their respective directors and executive officers, may be deemed to be participants in the solicitation of proxies from the stockholders of Remington in connection with the merger. Information about the directors and executive officers of Helix and their ownership of Helix stock is set forth in the proxy statement for Helix's 2005 Annual Meeting of Shareholders. Information about the directors and executive officers of Remington and their ownership of Remington stock is set forth in the Annual Report on Form 10-K for the year ended December 31, 2005, as amended by Form 10-K/A. Investors may obtain additional information regarding the interests of such participants by reading the proxy statement/prospectus. Additional Information

Helix Strategy Contracting Services Oil & Gas Production Financial Information Recent Highlights & Near Term Goals Presentation Outline H E L I X E N E R G Y S O L U T I O N S

Helix Energy Solutions Group, Inc. Ticker symbol: NASDAQ: HELX Website: www.HelixESG.com Trading commenced on the NASDAQ with new ticker symbol HELX on Monday, March 6, 2006 Helix Energy Solutions H E L I X E N E R G Y S O L U T I O N S

Strategy H E L I X E N E R G Y S O L U T I O N S

Industry Macro Issues H E L I X E N E R G Y S O L U T I O N S Increasing Number of Mature and Small Reservoirs Increasing Ratio of Contribution to Global Production from Marginal Fields Increasing Subsea Development Highly Cyclical Market All trends very much in evidence in the Gulf of Mexico today.

Helix: A Full Cycle Energy Service Company H E L I X E N E R G Y S O L U T I O N S We provide development solutions and related services to the energy market and specialize in the exploitation of marginal fields where we differentiate ourselves by taking oil and gas production as well as cash as payment for our services. Production Contractor Service Contractor Oil & Gas Producer Oil & Gas Producer

Two Stranded Strategy Contracting Services & = Reduced Cyclicality (Steady Growth) And Superior Financial Returns H E L I X E N E R G Y S O L U T I O N S Oil & Gas Production

Q4000 Seawell Structure / Resources Structure / Resources Contracting Services Marco Polo Ind. Hub Gunnison Shelf Constr. (Cal Dive) Well Operations Drilling Reservoir & Well Tech Serv 4 DP DSVs 4 Sat DSVs 15 Diving Vessels 3 Pipelay Vessels Oil & Gas Production Deepwater Construction 180 + Engineers Construction Production Facilities Q4000 Mature Properties Deepwater PUDs Prospect Generation/ Exploration Intrepid Express Caesar 25 ROVs 4 Trenchers 11

H E L I X E N E R G Y S O L U T I O N S Exploration Appraisal Development Abandonment Production Application of Contracting Services Reservoir & Well Tech Services Drilling Production Facilities Construction Well Operations 'Full cycle cost can be reduced by at least 20% compared to conventional approaches' 11

Houston Aberdeen Houston Aberdeen Singapore Houston New Iberia Aberdeen Houston Port Arthur New Iberia Lafayette Rotterdam London Aberdeen Kuala Lumpur Perth H E L I X E N E R G Y S O L U T I O N S Our Offices

Contracting Services H E L I X E N E R G Y S O L U T I O N S

Two Stranded Approach External Contracting & = H E L I X E N E R G Y S O L U T I O N S Production Contracting Internal Backlog And Superior Return on Capital Reservoir & Well Tech Services Drilling Production Facilities Construction Well Ops.

Services - Reservoir and Well Technology CoreTeams(tm) - outsourced integrated reservoir management and well technology capabilities OnDemand(tm) - consultancy services Pulse(tm) - online analysis of upstream data FaultFinder(tm) - high definition analysis of faulting FlowDoctor(tm) - flow assurance service LogDoctor(tm) - formation evaluation services ProductionMentor(tm) - production optimization PromotePartner(tm) service offered to oil and gas companies to help maximise the value of an asset through a promote, farm out or divestment process. SandMentor(tm) - sand production analyzer WellDoctor(tm) is our well integrity assurance service Transforming subsurface uncertainty into value Helix RDS is a world class provider of reservoir and well technology services to the upstream oil and gas industry. The combination of our business scale, service scope, track record and independence make Helix RDS a unique service partner. This capability and experience continues to transform subsurface uncertainty into significant value for our clients around the globe. H E L I X E N E R G Y S O L U T I O N S

H E L I X E N E R G Y S O L U T I O N S Q4000 Upgrade Addition Of Modular-Based Drilling System Hybrid Slimbore Technology Designed For Deepwater Exploration And Appraisal Scheduled Completion: Early 2007 Services - Drilling

H E L I X E N E R G Y S O L U T I O N S Host production facilities capitalizing on "Hub and satellite" field concept of the Deepwater Gulf Fixed monthly demand charges and volumetric tariff charges Farm-In opportunities Installation of facility and Subsea tiebacks Services - Production Facilities

Technically diverse DP Fleet Reel Lay and S -Lay Specialized Assets Target Niche Markets Deepwater Track Record; installed pipe in 5,600 feet Sat and Surface Diving Construction and abandonment Inspection, repair and maintenance Work Class ROV Systems Trenching/Burial Expertise DP Vessels Global Operations Deepwater Construction Robotics Shelf Construction Services - Construction

Life of field services Recognized industry leader Alternative to drill rig 25% - 50% cost advantage Riser based technology Established position in largest world market Property sales to Independents SIL based technology UK Market Seawell Q4000 US Market Services - Well Operations

Oil & Gas Production

Access to both deepwater prospects and the means to exploit them Operatorship in deepwater 100% ownership of Remington properties allows Helix to control own destiny Prospect generation Targeting 30% fleet utilization with Remington / ERT activity (backlog > $1 Billion) Complements expanding deepwater fleet and production expertise Added resources for geographic expansion of model Helix Model Legacy ERT Operations Formed ERT in 1992 Strategy has been to acquire mature, sunset properties at attractive prices Enjoy exploitation of remaining reserves Operator of 40 fields, 120 platforms and 500 wells Counteract Contracting Services volatility Initial deepwater investment in 2000 via Gunnison Multiple deepwater PUD acquisitions through 2005 Remington Acquisition Oil and Gas Production

Proved Reserves Proved Developed / PUD Ratio Oil / Gas Reserves Mix Annual Production Historical and Pro Forma Reserve Profile

H E L I X E N E R G Y S O L U T I O N S Bottom-up reserve risk assessment based on historical success rates. 5-7 year drilling inventory. Targeting 30% fleet utilization with Remington/ERT activity. Remington Prospect Portfolio 1 Over $1 Billion of life of field services involved.

Combined Deepwater Portfolio Independence Hub Telemark Bass Lite Marco Polo Noonan Devil's Island Tiger Gunnison Tulane Ty Webb Motor Mouth Al Czervik H E L I X E N E R G Y S O L U T I O N S Drillable with Q4000 Remington Deepwater Prospects Helix Fields Helix Production Facilities

Remington Key Fields Cal Dive Key Fields East Cameron 346 30 MMCFE/D net Key Shelf Production Locations West Cameron Area 20 MMCFE/D net Eugene/S. Marsh Island 24 MMCFE/D net S. Marsh Island 130 20 MMCFE/D net High Island A 557 9 MMCFE/D net Ship Shoal/ S. Timbalier 10 MMCFE/D net Ship Shoal/ S. Timbalier 10 MMCFE/D net Central Gulf Focus Critical Mass In Operations 25 H E L I X E N E R G Y S O L U T I O N S

2005 Hurricanes Impact on Production Helix's integrated production model paid huge dividends following the recent hurricanes, as access to Contracting Services vessels played an integral role in getting our Gulf of Mexico (GOM) production assets back online Remedied approximately 50% of its shut-in capacity in just one month between October and November of 2005 Several GOM producers, including Remington, still have significant production capacity shut in. Percent of Shut-In Daily GOM Production Source: MMS and Company data. Note: Total GOM shut-in statistics represent shut-in production on the first reported day of each month. H E L I X E N E R G Y S O L U T I O N S

Combined Production : > 220 mcfe/d (2006) Combined Proven Reserves : > 500 bcfe (end 2005) Combined Deepwater Fields : > 30 Combined Risked Prospects : > 1,400 bcf Associated Services Backlog : > $1,000 m Post Remington Numbers H E L I X E N E R G Y S O L U T I O N S

Cal Dive Hedges: As Of February 28, 2006 H E L I X E N E R G Y S O L U T I O N S Production Period Instrument Type Average Monthly Volumes Weighted Average Price Crude Oil Jan - Dec 2006 Collars 125 MBbl $44.00 - $70.48 Jan - Dec 2007 Collars 50 MBbl $40.00 - $62.15 Natural Gas Jan - Dec 2006 Collars 718,750 MMBtu $8.16 - $14.40 Jan - Mar 2007 Collars 600,000 MMBtu $8.00 - $16.24 * Does not include Hedges on Remington Production

H E L I X E N E R G Y S O L U T I O N S Financial Information

Consistent Top Line Growth 1995 1996 1997 1998 1999 2000 2001 2002 2003 2004 2005 2006 Contracting Services 32.7 63.9 93.9 139 128 110 164 240 259 300 500 700 Oil & Gas 4.8 12.2 16.5 12.6 32.5 70.8 63.4 62.8 137.3 243 272 400 36% CAGR Revenues in Millions H E L I X E N E R G Y S O L U T I O N S Estimate

Bottom Line 2002 2003 2004 2005 2006 12.4 32.8 79.9 150 191 82 Net Income in Millions Range H E L I X E N E R G Y S O L U T I O N S Estimate

Significant Cash Generation 2002 2003 2004 2005 2006 65.8 126.9 239.3 353 490 128 EBITDA in Millions (see GAAP reconciliation at www.HelixESG.com) Estimate Range H E L I X E N E R G Y S O L U T I O N S

2001 2002 2003 2004 2005 2005 12 5 7 13 17 22 Return on Capital Invested 4th QTR 12 5 7 13 17 22 Percentage (see calculation at Company's website - www.HelixESG.com) H E L I X E N E R G Y S O L U T I O N S 33

CAPEX MIX Marine Contracting Oil & Gas Production 58 42 2002 - 2005 $1 Billion Marine Contracting Oil & Gas Production 25 75 Contracting Services Oil & Gas Production 42 58 $ 1.5 Billion 2007 - 2009 Projected $1.2 Billion 2006 Projected Contracting Services Oil & Gas Production H E L I X E N E R G Y S O L U T I O N S

MARAD Construction and Other Debt Long Term Revolving Credit (Amounts in Millions) 12/31/05 12/31/04 12/31/03 12/31/02 Debt To Book Capitalization 40% 35% 22% 40% Convertible Notes H E L I X E N E R G Y S O L U T I O N S

Pro Forma Debt Summary Pro forma interest coverage of 7.1x2 on TTM EBITDA. Projected Pro Forma 2006 Debt Service Coverage of 9.6x2 Projected Debt to TTM EBITDA at Closing: 2 to 1 __________________________ 1 Floating rate, seven-year term, 1% amortization. 2 See GAAP reconciliation at Company's website - www.HelixESG.com. H E L I X E N E R G Y S O L U T I O N S

2006 Objectives (Excluding Remington) Contracting Services Revenues: $650 - 750 million Margins: 25% - 35% Equity earnings: $27 - 32 million Achieve mechanical completion of the Independence Hub Begin construction for next facility opportunity Oil and Gas Production 44 - 47 Bcfe of production Begin production from at least one acquired PUD Make first North Sea acquisition Financial Earnings in range $2.30 - $3.30/share Safety TRIR below 1.8 Production Contractor Service Contractor Oil & Gas Producer Oil & Gas Producer H E L I X E N E R G Y S O L U T I O N S

Acquired Torch fleet including Midnight Express Acquired Stolt North America fleet Acquired Helix RDS - reservoir engineering and well technology Announce conversion of cablelay ship into S- lay Vessel Caesar Announced drilling upgrade Q4000 Production Assumed operatorship Telemark deepwater field in GOM from Norsk Hydro Announced $1.4 Billion acquisition of Remington Oil & Gas Highlights Last 6 Months H E L I X E N E R G Y S O L U T I O N S Contracting Services 38

Install drilling capability on the Q4000 Mechanical completion of Independence Hub facility by Q4 06. Increase through-put on Marco Polo via K2, K2 North and other tie backs. Begin construction on next floating production system Engineer and execute development of ERT PUDs Monetize via divestment of a minority interest in Shelf Construction group Continue to explore consolidation in Shelf Construction market Continue conversion of Caesar for deep pipelay Bring on three ROVs Explore adding capacity to North Sea and S.E.A. Close Remington acquisition. Add Remington program to ERT Program Complete hurricane repair work. SS224, SM107, VR331, WC215 - > 3.5 MMCFD Catch up on delayed well works program Submit development plan on Telemark (42.5%) Complete drilling Tulane (50%) Q2 06. First Production prior to year-end Drill Tiger (40%) (Spud date in April following Tulane) First Production Q4 06 Drill Huey (spud date early May) First Production 06 Drill Devils Island (50%) (spud date q2 06) First Production Q1 07 Close acquisition of PUD in North Sea Significant Events - Next 12 Months Services Production